Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
jml@jardines.com

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No 82-2963

04024189

04 APR -5 AM 7:21

26th March 2004

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited
- Share Repurchase
- Disclosure of Interest- Substantial Shareholder

We enclose for your information a notification dated 26th March 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
APR 09 2004
THOMSON FINANCIAL

Neil M McNamara
Group Corporate Secretary

Encl

dlw 4/8

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Full Text Announcement

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Share Repurchase etc
Released	09:54 26 Mar 2004
Number	9765W

JARDINE MATHESON HOLDINGS LIMITED ("JMH")

1. SHARE REPURCHASE

Please be advised of the following market repurchase by JMH of its ordinary shares:-

Date of repurchase:	26th March 2004
Total number of shares repurchased:	9,142,998 shares
Price paid per share:	US$10.00

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

2. DISCLOSURE OF INTEREST – SUBSTANTIAL SHAREHOLDER

Following the above market repurchase by JMH of its ordinary shares and the completion of the cancellation in due course by JMH of the relevant repurchased shares, the interest of Jardine Strategic Holdings Limited ("JSH") in JMH will increase from 52.21% to 53.00%. JSH's interest is made up as follows:-

JSH Discloseable Interest	No. of shares	%
JSH	212,214,132	35.18
Jardine Securities (BVI) Limited	100,460,881	16.66
Clare Investment and Trustee Company Limited	6,834,724	1.13
Other non-beneficial interests*	170,355	0.03
Total Holding	**319,680,092**	**53.00**

** Deemed interest in shares held by certain non-profit-making organizations, the trustees or nominees of which are associate companies of JSH.*

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

26th March 2004

www.jardines.com